Organigram to Report First Quarter Fiscal 2025 Results on February 11, 2025

TORONTO--(BUSINESS WIRE)—February 4, 2025 -Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today it will report earnings results for its first quarter fiscal 2025 ended December 31, 2024, on Tuesday, February 11, 2025, prior to market open.
The Company will host a conference call to discuss its results with details as follows:

Date: Tuesday, February 11, 2025
Time: 8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I967665

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/638837238
Participants will receive their details via email.

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator or cannabis and manufacturer of cannabis-derived goods in Canada, and recently acquired Motif Labs Ltd., a licensed cannabis processor.
Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. As a result of the acquisition of Motif Labs Ltd. on December 6, 2024, the Company now operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs
megan.mccrae@organigram.ca
For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca